EXHIBIT 99.1

Yamana Gold Provides 2020-2022 Outlook

TORONTO, Feb. 13, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or the “Company”) herein provides 2020, 2021 and 2022 production, and 2020 cost guidance.

2020-2022 PRODUCTION AND COST OUTLOOK

The following table presents the Company's total gold, silver and gold equivalent ounces ("GEO")(3) production expectations in 2020, 2021 and 2022.

(000's of ounces)	2019 Actual (1)	2020 Guidance	2021 Guidance	2022 Guidance
Total Gold Production (3)	848	857	873	885
Total Silver Production	10,640	11,500	11,000	10,000
Total GEO Production (2)(3)	972	990	1,000	1,000
  Excluding any attribution from Yamana’s interest in Chapada (sold in 2019).
  GEO includes gold plus silver with silver converted to a gold equivalent at a ratio of 86.02 for 2019 and a forecast ratio of 86.10 for 2020, 2021 and 2022.
  Included in fourth quarter and full year 2019 production figures are 3,137 gold ounces of pre-commercial production, related to the Company's 50% interest in the Canadian Malartic mine's Barnat deposit.

The guidance values noted above reflect the production mid-point within a normal range of +/- 2% for the 2020-2021 period. As guidance becomes less predictable three years out, in 2022, a greater allowance of +/- 3% is provided.

The Company expects that the completion of the Phase 1 optimization of Jacobina, development successes at several of its mines, along with continued exploration success at Cerro Moro will be the main catalysts for its production levels in 2022.

The production profile for 2020 to 2022 shows sequential growth in gold production every year. Several growth opportunities are available, and in the near and medium-term the Company plans to remain focused on optimizing its existing portfolio of five operating mines while also advancing studies for various expansion projects and longer-term development assets.

The Company expects to continue its established trend of delivering approximately 54% of production in the second half of the year compared to the first half, along with quarterly sequential increases in production.

The following table presents per unit cost guidance for 2020:

	Total Cost of Sales (2) per GEO sold		Cash Costs (1,2) per GEO sold		AISC (1,2) per GEO sold
	2019 Actual	2020 Guidance	2019 Actual	2020 Guidance	2019 Actual	2020 Guidance
Gold Equivalent (/oz.) (3)	$1,142	$1,130-1,170	$679	$640-680	$999	$980-1,020
  Refers to a non-GAAP financial measure. Reconciliations for all non-GAAP financial measures are available at www.yamana.com/Q42019 and in Section 11 of the Company’s Management’s Discussion & Analysis for the year ended December 31, 2019, which has been filed on SEDAR simultaneously with this press release.
  Excluding any attribution from Yamana’s interest in Leagold Mining Corporation and Chapada (sold in 2019).
  GEO includes gold plus silver with silver converted to a gold equivalent at a ratio of 86.0 for 2019 and a forecast ratio of 86.1 for 2020.

PRODUCTION AND COST OUTLOOK BY MINE

The following table presents mine-by-mine production results for 2019 and expectations for 2020.

(000's ounces)	Gold		Silver		GEO (2)
	2019 Actual	2020 Guidance	2019 Actual	2020 Guidance	2019 Actual	2020 Guidance
Canadian Malartic (50%) (1)	335	330	—	—	335	330
Jacobina	159	162	—	—	159	162
Cerro Moro	121	117	6,323	7,500	195	204
El Peñón	160	162	4,317	4,000	210	209
Minera Florida	74	86	—	—	74	86
Yamana Mines	848	857	10,640	11,500	972	990
  Included in 2019 production figures are 3,137 gold ounces of pre-commercial production, related to the Company's 50% interest in the Canadian Malartic mine's Barnat deposit.
  Included in fourth quarter and full year 2019 production figures are 3,137 gold ounces of pre-commercial production, related to the Company's 50% interest in the Canadian Malartic mine's Barnat deposit.

The following table presents mine-by-mine cost of sales, cash costs, and all-in sustaining costs ("AISC")(1)(2) results in 2019 and guidance ranges for 2020. With the expected higher production weighting in the second half of the year, the Company anticipates unitary costs to also trend lower in the second half of the year in relation to the first half.

  Refers to a non-GAAP financial measure. Reconciliations for all non-GAAP financial measures are available at www.yamana.com/Q42019 and in Section 11 of the Company’s Management’s Discussion & Analysis for the year ended December 31, 2019, which has been filed on SEDAR simultaneously with this press release.
  Excluding any attribution from Yamana’s interest in Leagold Mining Corporation and Chapada (sold in 2019).
	Total Cost of Sales per GEO sold (3)		Cash Costs (1,3) per GEO sold		AISC (1,2,3) per GEO sold
	2019 Actual	2020 Guidance	2019 Actual	2020 Guidance	2019 Actual	2020 Guidance
Canadian Malartic (50%)	$1,011	$1,070-1,110	$601	$610-650	$782	$820-850
Jacobina	$947	$970-1,010	$593	$600-640	$845	$860-890
Cerro Moro	$1,293	$1,240-1,280	$725	$640-680	$969	$970-1,000
El Penon	$1,209	$1,150-1,190	$726	$660-700	$1,003	$930-960
Minera Florida	$1,423	$1,220-1,260	$945	$790-830	$1,346	$1,130-1,160
  Refers to a non-GAAP financial measure. Reconciliations for all non-GAAP financial measures are available at www.yamana.com/Q42019 and in Section 11 of the Company’s Management’s Discussion & Analysis for the year ended December 31, 2019, which has been filed on SEDAR simultaneously with this press release. Also included is a reconciliation of 2019 actuals for cash costs and AISC per GEO.
  Mine site AISC includes cash costs, mine site general and administrative expense, sustaining capital, capitalized exploration and expensed exploration.
  GEO includes gold plus silver with silver converted to a gold equivalent at a ratio of 86.02 for 2019 and a forecast ratio of 86.10 for 2020.

While there is a marginal increase in sustaining capital expenditures, the Company does not anticipate that it will impact margins due to the higher gold and silver price environment. The following table presents expansionary capital, sustaining capital, and total exploration (capitalized and expensed) results for 2019 and expectations by mine for 2020:

	Expansionary capital		Sustaining capital		Total exploration
(In millions of United States Dollars)	2019 Actual	2020 Guidance	2019 Actual	2020 Guidance	2019 Actual	2020 Guidance
Canadian Malartic (50%) (1)	$36.5	$25.0	$45.1	$53.0	$1.0	$10.0
Jacobina	$30.7	$20.0	$24.5	$24.0	$6.5	$7.0
Cerro Moro	$3.7	$5.0	$23.5	$40.0	$16.2	$18.0
El Peñón	$0.8	$—	$30.8	$30.0	$18.1	$18.0
Minera Florida	$11.7	$18.0	$13.1	$15.0	$9.5	$11.0
Other capital	$11.4	$21.0	$5.1	$2.0	$7.7	$—
Generative exploration	$—	$—	$—	$—	$3.9	$14.0
Other exploration and overhead	$—	$—	$—	$—	$5.6	$6.0
Total	$94.8	$89.0	$142.2	$164.0	$68.3	$84.0
  Included in 2019 production figures are 3,137 gold ounces of pre-commercial production, related to the Company's 50% interest in the Canadian Malartic mine's Barnat deposit.

The Company is pursuing a generative exploration program to develop its pipeline of advanced and advancing exploration projects. The key objectives of the program are as follows:

  Target the Company’s most advanced exploration projects while retaining the flexibility to prioritize other projects in the portfolio as and when merited by drill results.
  Advance one or more projects to an inferred mineral resource of at least 1.5 million ounces of gold within the next three years.
  On a long-term basis, advance at least one project to a mineral inventory that is large enough to support a mine with annual gold production of approximately 150,000 ounces for at least eight years.
  Advance both gold-only and copper-gold projects and, in the latter case, consider joint venture agreements aimed at increasing mineral resource and advancing the project to development while Yamana maintains an economic interest in the project.

The Company is budgeting $14 million in 2020, the first year of what will initially be a three-year program. The Company expects most of the remaining budget for the program to be derived from monetizations of non-cash producing assets that are currently in progress, creating an optimum balance between investing in new projects and maximizing free cash flow. The generative exploration program targets advanced and advancing exploration projects in Yamana's existing portfolio, particularly Canada and Brazil.

For details on these projects, please see the Company's financial results press release issued February 13, 2020, titled: 'Yamana Gold Reports Strong Fourth Quarter and Full Year 2019 Results; Free Cash Flow and Cash Balances Rise Sharply Enabling Further Significant Debt Reduction; Production Exceeds Guidance.'

Capital expenditure totals for 2020 do not include costs to add to longer-term ore stockpiles at Canadian Malartic (50%). These costs are estimated at $28.4 million (50% interest) for 2020 compared to $36.5 million (50% interest) for 2019. Capital expenditures also do not include the development of an exploration ramp into the Odyssey and East Malartic zones.

The following table presents other expenditure results in 2019 and expectations for 2020:

(In millions of United States Dollars)	2019 Actual	2020 Guidance
Total depletion, depreciation, and amortization ("DDA")	$471.7	$500.0
Cash based general and administrative expenses ("G&A")	$68.4	$63.0
Cash income taxes paid (1)	$63.0	100.0-110.0
  2020 guidance is based on $1,550 gold price and $18.00 silver price as per guidance assumption table.

ASSUMPTIONS

Key assumptions in relation to the above guidance are presented in the table below:

				2020 Sensitivity Impact
	2019 Actual (1)	2020 Guidance	Change	AISC/GEO	EBITDA (2)	Change in Cash (2)
GEO Ratio	86.02	86.10	—	—	—	—
Gold	$1,392	$1,550	$50	$7	$42.0	$31.0
Silver	$16.20	$18.00	$1.00	$10.00	$10.0	$7.0
USD-CAD	1.33	1.32	5%	$12	$10.0	$11.0
USD-BRL	3.95	4.20	5%	$5	$3.0	$5.0
USD-CLP	703.25	780.00	5%	$6	$4.0	$4.0
USD-ARS	48.24	72.50	0.05	$2.00	$2.00	$2.00
  2019 metal prices and exchange rates shown in the table above are the average metal prices and exchange rates for the year ended December 31, 2019.
  In millions of United States Dollars.

MINE-BY-MINE OUTLOOK

Canadian Malartic (50%)

Canadian Malartic exceeded its full year forecast, producing 335,000 ounces of gold. Guidance for 2020 is similar to that of 2019 in terms of production and unitary costs. The Canadian Malartic Extension Project is continuing according to plan with a ramp-up of contributions throughout 2020. On a 50% basis, expansionary capital expenditures are expected to be $24.3 million for the extension project in 2020. The operation will continue to evaluate several deposits and prospective exploration areas to the east of the Canadian Malartic open pit, including the new mineralizes zone discovery of East Gouldie as well as the Odyssey, East Malartic, Sladen, Sheehan, and Rand zones. These discoveries have the potential to provide new, mostly underground sources of mineralization for the Canadian Malartic mill, replacing a portion of the lower grade open pit mineralization, which would increase production and mine life.

Jacobina

Guidance for Jacobina in 2020 is similar to that of 2019 in terms of production and unitary costs. The 2020 forecast also includes expansionary development to support the higher Phase 1 throughput rate on a sustainable basis. The investment in the Phase 1 expansion, which is on track to be finalized in mid-2020, is expected to add consistency and stability to the plant process, increasing capacity to a sustainable 6,500 tonnes per day. Alongside this stability, the 8.6% increase to mineral reserves and the 2.6% increase to mineral reserve grade at Jacobina in the high grade core zone (reported in the mid-year mineral reserve and mineral resource update for Jacobina issued September 5, 2019) supports annual gold production above 170,000 ounce upon completion of the Phase 1 expansion, in line with Company's previously issued guidance.

El Peñón

Gold production in 2020 is forecast to be in line with 2019 production, with cash costs and AISC(1)(2) expected to be lower than 2019. With the ongoing focus on increasing mine development rates, El Peñón now has access to expanded underground mine areas that have provided increased availability of higher and silver areas that is expected to support current feed grades over the near term. Mine development is now occurring at a rate that exceeds 3,000 meters per month favourably impacting costs, a trend that is expected to continue throughout 2020.

  Refers to a non-GAAP financial measure. Reconciliations for all non-GAAP financial measures are available at www.yamana.com/Q42019 and in Section 11 of the Company’s Management’s Discussion & Analysis for the year ended December 31, 2019, which has been filed on SEDAR simultaneously with this press release.
  Excluding any attribution from Yamana’s interest in Leagold Mining Corporation and Chapada (sold in 2019).

Cerro Moro

Gold production for 2020 is expected to be in line with 2019, with gold-equivalent production projected to exceed 2019 and AISC(1)(2) expected to be lower on a unitary basis. Gold mining grade is expected to increase with the commencement of meaningful stope production from the Zoe underground mine. Gold and silver production at Cerro Moro varies from year to year and the Company strives to maintain consistent production on a GEO ratio. Silver production was higher in the fourth quarter of 2019 in comparison to gold, and the expectation for 2020 is for silver to continue to be a more meaningful contributor. Cerro Moro will have more meaningful contributions from underground mines in 2020, providing enhanced mine flexibility and efficiencies.

Minera Florida

Gold production for Minera Florida in 2020 is forecasted to exceed 2019 production, with cash costs and AISC expected to be lower than 2019 on a per unit basis. Higher production along with cost management initiatives significantly reduced costs during the fourth quarter of 2019, particularly in December 2019. Cash costs per GEO(3) sold during December were $892 and AISC(1)(2) per GEO(3) sold were $1,284. These cost management initiatives are expected to produce better unitary metrics throughout 2020, with costs in line or better than those reported in December. At the processing plant, the previously discussed modest investment demonstrated initial improvements to the recovery rate and those improvements continue to be observed. Further studies suggest that with additional improvements to the leaching circuit, recovery rates could increase and reach up to 94%. Additionally, processing rates continue to benefit from mill optimization initiatives, opening the door for further unitary cost reductions.

  Refers to a non-GAAP financial measure. Reconciliations for all non-GAAP financial measures are available at www.yamana.com/Q42019 and in Section 11 of the Company’s Management’s Discussion & Analysis for the year ended December 31, 2019, which has been filed on SEDAR simultaneously with this press release.
  Excluding any attribution from Yamana’s interest in Leagold Mining Corporation and Chapada (sold in 2019).
  GEO includes gold plus silver with silver converted to a gold equivalent at a ratio of 86.02 for 2019 and a forecast ratio of 86.10 for 2020.

About Yamana

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
Call: 416-815-0220
Call: 1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or guidance with respect to future financial or operating performance continued advancements at Chapada, Jacobina, Canadian Malartic, Cerro Moro, El Peñón and Minera Florida, expected production and costs, future work and exploration programs, and the potential for future expansions and additions to mineral resources and mineral reserves. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration or laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, and the Argentine peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and guidance may not be appropriate for other purposes.